October 21, 2020

Jonathan Burr

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC
Offering Statement on Form 1-A
Post-qualification Amendment No. 4
Filed October 13, 2020
File No. 024-10777

Dear Mr. Burr:

On behalf of Iron Bridge Mortgage Fund, LLC, I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Thursday, October 22, 2020, or as soon thereafter as possible.

Sincerely, IRON BRIDGE MORTGAGE FUND, LLC

By: IRON BRIDGE MANAGEMENT GROUP, LLC Its: Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

cc:	Gregory E. Struxness